Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

August 3, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sirs,

Sub: Transcript of the Earnings call conducted on July 28, 2022

Pursuant to Regulation 30 of Securities and Exchange Board of India (Listing Obligations and

Disclosure Requirements) Regulations, 2015, please find enclosed the transcript of the Earnings call for the quarter ended June 30, 2022, conducted on July 28, 2022. Also please note that this transcript of the call has been uploaded on our website.

The weblink to access it:

https://www.drreddys.com/investors/governance/committees-of-the-board/#investor-meet

This is for your information.

Thanking you

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

         NSE IFSC Ltd.